Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2023 of Fairfax Financial Holdings Limited of our report dated March 8, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which is filed as part of Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-165730, 333-168835, 333-170873, 333-200235, 333-200658, 333-207812, 333-221676, 333-228219, 333-250975, 333-237956, 333-237955, 333-260837 and 333-266380) of Fairfax Financial Holdings Limited of our report dated March 8, 2024 referred to above.

We also consent to reference to us under the heading “Interests of Experts” which appears in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 8, 2024